Exhibit 21.1

SUBSIDIARIES OF NASH-FINCH COMPANY

As of December 31, 2011

Subsidiary Corporation	State of Incorporation

Erickson’s Diversified Corporation	Wisconsin
GTL Truck Lines, Inc.	Nebraska
Hinky Dinky Supermarkets, Inc.	Nebraska
Super Food Services, Inc.	Delaware
T.J. Morris Company	Georgia
U Save Foods, Inc.	Nebraska
Grocery Supply Acquisition Corporation	Delaware
Nash Brothers Trading Company	Delaware